1 CNSP_RF2.txt UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 CNS Pharmaceuticals Inc --------------------------------------- (Name of Issuer) Common Stock ------------ (Title of Class of Securities) 18978H300 --------- (CUSIP Number) June 27th, 2024 ----------------- (Date of Event which Requires Filing this Statement) Check the appropriate box to designate the rule pursuant to which the Schedule is filed: [ ] Rule 13d-1(b) [X] Rule 13d-1(c) [ ] Rule 13d-1(d) *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). Page 1 of 5 SEC 1745 (10-88) SCHEDULE 13G CUSIP NO. 18978H300 --------- - --------------------------------------- 1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert Forster - ----------------------------- 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /. (b) / /. - ------------------------------ 3. SEC USE ONLY - ------------------------------ 4. CITIZENSHIP OR PLACE OF ORGANIZATION United States - ----------------------------- 5. SOLE VOTING POWER 0 NUMBER OF -------- ------------- SHARES 6. SHARED VOTING POWER BENEFICIALLY 0 OWNED BY -------- -------------- EACH 7. SOLE DISPOSITIVE POWER REPORTING 0 PERSON -------- --------------- WITH 8. SHARED DISPOSITIVE POWER 0 - -------------------------------- -------- 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 - ------------------------------------------ 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /. - --------------------------------------- 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% - ---------------------------------- 12. TYPE OF REPORTING PERSON* individual - ------------------------------------ *SEE INSTRUCTION BEFORE FILLING OUT! Page 2 of 5 STATEMENT ON SCHEDULE 13G Item 1(a). Name of Issuer: --------------- CNS Pharmaceuticals Inc Item 1(b). Address of Issuer's Principal Executive Offices: ------------------------------------------------ 2100 West Loop South, Suite 900 Houston, Texas 77027 Item 2(a). Names of Person Filing: ----------------------- Robert Forster Item 2(b). Address of Principal Business Office or, if none, Residence: ------------------------------------------------------------ 54 Deepdale Dr, Great Neck, NY 11021 Item 2(c). Citizenship: ------------ United States Item 2(d). Title of Class of Securities: ----------------------------- Common Stock Item 2(e). CUSIP Number: ------------- 18978H300 Item 3. If this statement is filed pursuant to Rules 13d-1(b), or --------------------------------------------------------- 13d-2(b), check whether the person filing is a: ----------------------------------------------- (a) / / Broker or Dealer registered under Section 15 of the Act (b) / / Bank as defined in section 3(a)(6) of the Act (c) / / Insurance Company as defined in section 3(a)(19) of the Act (d) / / Investment Company registered under section 8 of the Investment Company Act (e) / / Investment Advisor registered under section 203 of the Investment Advisers Act (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec.240.13d-1(b)(ii)(F) (Note: See Item 7) (g) / / Parent Holding Company, in accordance with Sec.240.13d-1(b)(ii)(G). (Note: See Item 7) (h) / / Group, in accordance with Sec.240.13d-1(b)(ii)(H). Page 3 of 5 Item 4. Ownership: ---------- (a) Amount Beneficially Owned: 0 as of 2nd July 2024 ------ (b) Percent of Class: 0% ----- (c) Number of shares as to which such person has: (i) sole power to vote or to direct the vote: 0 ------ (ii) shared power to vote or to direct the vote: 0 ----- (iii) sole power to dispose or to direct the disposition of: 0 ------ (iv) shared power to dispose or to direct the disposition of: 0 ----- Item 5. Ownership of Five Percent or Less of a Class: --------------------------------------------- yes Item 6. Ownership of More than 5 Percent on Behalf of Another Person: ------------------------------------------------------------- Not Applicable Item 7. Identification and Classification of the Subsidiary Which --------------------------------------------------------- Acquired the Security Being Reported on By the Parent Holding ------------------------------------------------------------- Company: -------- Not Applicable Item 8. Identification and Classification of Members of the Group: ---------------------------------------------------------- Not Applicable Item 9. Notice of Dissolution of Group: ------------------------------- Not Applicable Item 10. Certification: -------------- By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. Page 4 of 5 SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: 2nd July 2024 ----------------- /s/ Robert Forster ------------------------- Name: Robert Forster